FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2010	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL	2010 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS

		Second Quarter			YTD
NYSE (ADR) Ticker: KOF		2010	2009	Δ%	2010	2009	Δ%
	Total Revenues	25,177	24,184	4.1%	49,205	46,339	6.2%
Ratio of KOF L to KOF = 10:1	Gross Profit	11,655	11,427	2.0%	22,555	21,708	3.9%
	Operating Income	4,088	3,677	11.2%	7,666	6,939	10.5%
	Net Controlling Interest Income	2,480	2,161	14.8%	4,613	3,499	31.8%
	EBITDA(1)	5,023	4,549	10.4%	9,571	8,764	9.2%
	Net Debt (2)	6,440	5,971	7.9%
	(3) Net Debt / EBITDA	0.31	0.32
	(3) EBITDA/ Interest Expense, net	15.38	10.00
	(3) Earnings per Share	5.22	3.06
	Capitalization(4)	19.3%	20.2%
	Expressed in millions of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) Total debt / (long-term debt + shareholders' equity)

    Total revenues reached Ps. 25,177 million in the second quarter of 2010, an increase of 4.1% compared to the second quarter of 2009; mainly driven by double-digit total revenue growth in our Mercosur division and a high single-digit total revenue growth in our Mexico division. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 16%.

   Consolidated operating income grew 11.2% to Ps. 4,088 million for the second quarter of 2010, driven by operating income growth recorded in every division. Our operating margin was 16.2% in the second quarter of 2010.

   Consolidated net controlling interest income increased 14.8% to Ps. 2,480 million in the second quarter of 2010, mainly reflecting higher operating income, resulting in earnings per share of Ps. 1.34 in the second quarter of 2010.

Mexico City (July 23, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America in terms of salesvolume, announces results for the second quarter of 2010.

"Despite recent global economic volatility, our geographically balanced portfolio of franchise territoriesacross Latin America delivered strong results for the quarter. Our Mexico and Mercosur divisionsachieved significant top-line growth, driven by solid volume growth and tactical price increasesimplemented throughout our operations. Demonstrating its continued strength and consumer popularitythroughout our territories, the Coca-Cola brand made a substantial contribution to our Company’sincremental volumes. We are pleased to serve a growing base of customers and consumers in one of thebest markets in which to sell beverages worldwide, Latin America. During the quarter, we paid ourshareholders a dividend of Ps. 2,612 million, an important increase over the preceding year—whichextended our track record of rising dividend payments to seven years in a row. We believe that ourCompany has the right tools, talents, and capabilities to continue driving successfully our business goingforward." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

For Further Information:
Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García gonzalojose.garciaa@kof.com.mx (5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

July 23, 2010	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 4.1% to Ps. 25,177 million in the second quarter of 2010, compared to the second quarter of 2009 despite the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 16%, driven by growth in both volumes and pricing.

Total sales volume increased 4.4% to reach 633.8 million unit cases in the second quarter of 2010 as compared to the same period in 2009 as a result of (i) increases in sparkling beverages, mainly due to a 6% increase in the Coca-Cola brand across our territories, accounting for close to 65% of incremental volumes, (ii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing more than 20% of incremental volumes, and (iii) still beverages sales volume, supported by the Jugos del Valle line of business across our territories, accounting for approximately 15% of incremental sales volume. Excluding Brisa, total sales volume increased 3.2%.

Our gross profit increased 2.0% to Ps. 11,655 million in the second quarter of 2010, compared to the second quarter of 2009. Cost of goods sold increased 6.0%, mainly driven by higher year-over-year sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 46.3% in the second quarter of 2010 as compared to 47.3% in the same period in 2009.

Our consolidated operating income increased 11.2% to Ps. 4,088 million in the second quarter of 2010, driven by operating income growth across all divisions. Operating expenses decreased 2.4% in the second quarter of 2010 mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew mainly as a result of (i) continued marketing investment in our Mexico division to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability, (ii) marketing expenses in the Latincentro division, due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America, (iii) higher labor and freight costs in Argentina and (iv) higher labor costs in Venezuela. Our operating margin was 16.2% in the second quarter of 2010, an expansion of 100 basis points compared to the same period in 2009.

During the second quarter of 2010, we recorded Ps. 248 million in the other expense line. These expenses mainly reflected the recording of employee profit sharing.

Our comprehensive financing result in the second quarter of 2010 recorded an expense of Ps. 364 million as compared to a gain of Ps. 23 million in the same period of 2009, mainly driven by a foreign exchange loss generated by the depreciation of the Mexican peso within the quarter, as applied to our dollar-denominated net debt position.

During the second quarter of 2010, income tax, as a percentage of income before taxes, was 25.8% compared to 29.9% in the same period of 2009. This difference was mainly driven by the cancellation of a provision during the second quarter of 2010, which had been recorded in excess during 2009.

Our consolidated net controlling interest income(2) increased by 14.8% to Ps. 2,480 million in the second quarter of 2010 as compared to the second quarter of 2009, mainly as a result of higher operating income. Earnings per share (EPS) in the second quarter of 2010 were Ps. 1.34 (Ps. 13.43 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

July 23, 2010	Page 2

BALANCE SHEET

As of June 30, 2010, we had a cash balance of Ps. 9,382 million, including US$ 492 million denominated in U.S. dollars, a decrease of Ps. 572 million compared to December 31, 2009, mainly as a result of debt and dividend payments made during the first half and net of the cash generated by our operations.

As of June 30, 2010, total short-term debt was Ps. 1,298 million and long-term debt was Ps. 14,524 million. Total debt decreased by Ps. 103 million compared with year-end 2009. During February we issued a Yankee Bond in the amount of US$ 500 million and used the proceeds to pay the maturity of our Ps. 2,000 million and Ps. 1,000 million Certificados Bursátiles on February and April, respectively, and for the prepayment of US$ 202 million of bilateral loans. Net debt increased Ps. 469 million compared to year-end 2009, mainly as a result of the dividend of Ps. 2,612 million paid in April, net of the cash we generated during the first half. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 674 million.(1)

The weighted average cost of debt for the quarter was 5.7%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2010:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	36.5%	38.0%
U.S. dollars Colombian pesos Venezuelan bolivars	52.9% 3.1% 0.2%	4.6% 100.0% 0.0%
Argentine pesos	7.3%	4.2%

(1)     After giving effect to cross-currency swaps and interest rate swaps.

(2)     Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015 +
% of Total Debt	5.0%	4.2%	21.3%	2.9%	8.8%	57.9%

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of June 30, 2010
Jun-10
Ps.
Income before taxes	6,691
Non cash charges to net income	2,725
9,416
Change in working capital	(2,617)
Resources Generated by Operating Activities	6,799
Investments	(2,738)
Debt Increase	590
Dividends declared and paid	(2,612)
Other	(929)
Increase in cash, cash equivalents and marketable securities	1,110
Cash, cash equivalents and marketable securities at begining of period	9,954
Translation Effect	(1,682)
Cash, cash equivalents and marketable securities at end of period	9,382

The difference between the debt decrease of the balance sheet and the debt increase in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

July 23, 2010	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 9.3% to Ps. 10,653 million in the second quarter of 2010, as compared to the same period in 2009. Increased average price per unit case accounted for approximately 55% of incremental revenues during the quarter. Average price per unit case reached Ps. 31.01, an increase of 5.4%, as compared to the second quarter of 2009, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case, and selective price increases implemented during the quarter. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 36.26, a 4.6% increase as compared to the same period in 2009.

Total sales volume increased 4.2% to 343.1 million unit cases in the second quarter of 2010, as compared to the second quarter of 2009. Sparkling beverages, mainly driven by a 5% growth of the Coca-Cola brand both in multi-serve and single-serve presentations, grew 5% and accounted for approximately 85% of incremental volume. The still beverage category, mainly driven by the Jugos del Valle product line, grew 12% and contributed more than 10% of incremental volumes, while an increase in personal bottled water compensated for lower volumes in bulk water and provided the balance.

Operating Income

Our gross profit increased 7.9% to Ps. 5,272 million in the second quarter of 2010 as compared to the same period in 2009. Cost of goods sold increased 10.7% as a result of higher sweetener costs, which were partially offset by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin decreased from 50.1% in the second quarter of 2009 to 49.5% in the same period of 2010.

Operating income increased 3.0% to Ps. 1,960 million in the second quarter of 2010, compared to Ps. 1,902 million in the same period of 2009. Operating expenses grew 10.9% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 18.4% in the second quarter of 2010, compared to 19.5% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the second quarter.

July 23, 2010	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 7,367 million in the second quarter of 2010, a decrease of 15.0% as compared to the same period of 2009 mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 23% due to selective pricing initiatives implemented over the past several months across the division.

Total sales volume in our Latincentro division increased 0.8% to 143.5 million unit cases in the second quarter of 2010 as compared to the same period of 2009. Volume growth resulted from incremental water volumes, driven by the consolidation of the Brisa water business in Colombia; which more than compensated for a volume decline in Venezuela. Excluding the acquisition of Brisa in Colombia, the division’s total volumes would have decreased 4.4%.

Operating Income

Gross profit reached Ps. 3,423 million, a decrease of 16.3% in the second quarter of 2010, as compared to the same period of 2009. Cost of goods sold decreased 13.8% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin decreased 70 basis points to 46.5% in the second quarter of 2010.

Our operating income increased 19.0% to Ps. 1,233 million in the second quarter of 2010, compared to the second quarter of 2009. Operating expenses decreased 28.3% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew as a result of continued marketing investments, mainly due to the integration of the Brisa portfolio in Colombia, the continued expansion of the Jugos del Valle line of business in Colombia and Central America and higher labor costs in Venezuela. Our operating margin reached 16.7% in the second quarter of 2010, as compared to 12.0% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the second quarter.

July 23, 2010	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 24.1% to Ps. 7,157 million in the second quarter of 2010, as compared to the same period of 2009. Excluding beer, which accounted for Ps. 745 million during the quarter, revenues increased 24.4% to Ps. 6,412 million. Higher average prices per unit case and volume growth accounted for approximately 75% of incremental revenues and a positive currency translation effect, resulting from the depreciation of the Mexican peso against the Brazilian real,(1) represented more than 25% of incremental revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 18%.

Total sales volume in our Mercosur division increased 8.7% to 147.2 million unit cases in the second quarter of 2010 as compared to the same period of 2009. Volume growth was a result of (i) an 8% growth in sparkling beverages, driven by a 14% increase in the Coca-Cola brand in Brazil, accounting for more than 80% of incremental volumes, (ii) a 33% growth in the still beverage category, driven by the Jugos del Valle line of business in Brazil and Aquarius flavored water in Argentina, contributing close to 15% of incremental volumes, and (iii) a 4% increase in our bottled water category, representing the balance.

Operating Income

In the second quarter of 2010, our gross profit increased 20.9% to Ps. 2,960 million, as compared to the same period in 2009. Cost of goods sold increased 26.4% mainly due to higher cost of sweetener in the division and higher cost of PET in Argentina, which were partially compensated for by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin in the Mercosur division decreased 100 basis points to 41.4% in the second quarter of 2010.

Operating income increased 21.1%, reaching Ps. 895 million in the second quarter of 2010, as compared to Ps. 739 million in the same period of 2009. Operating expenses increased 20.8%, mainly driven by higher labor and freight costs in Argentina. Our operating margin was 12.5% in the second quarter of 2010, a decrease of 30 basis points as compared to the second quarter of 2009.

(1) See page 14 for average and end of period exchange rates for the second quarter.

July 23, 2010	Page 6

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 6.2% to Ps. 49,205 million in the first half of 2010, as compared to the first half of 2009, as a result of revenue growth in our Mercosur and Mexico divisions and despite the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 18% in the first six months of 2010.

Total sales volume increased 5.3% to 1,223.2 million unit cases in the first half of 2010, as compared to the same period in 2009. The sparkling beverage category, driven by a 6% growth of the Coca-Cola brand, contributed more than 65% of incremental volumes. The consolidation of the Brisa water brand in Colombia drove an 8% growth in our bottled water portfolio, accounting for approximately 20% of incremental volumes and the still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, grew 14%, representing the balance. Excluding Brisa, total sales volume increased 3.6% to reach 1,203.3 million unit cases.

Our gross profit increased 3.9% to Ps. 22,555 million in the first half of 2010, as compared to the same period of 2009. Cost of goods sold increased 8.2% as a result of higher cost of sweetener across our operations, which was partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 45.8% for the first six months of 2010, a decrease of 100 basis points as compared to the same period of 2009.

Our consolidated operating income increased 10.5% to Ps. 7,666 million in the first half 2010, as compared to 2009. Our Mercosur and Latincentro divisions accounted for this growth. Our operating margin was 15.6% for the first half of 2010, a 60 basis points expansion as compared to the same period of 2009.

Our consolidated net controlling interest income(2) increased by 31.8% to Ps. 4,613 million in the first six months of 2010 as compared to the same period of 2009, mainly as a result of higher operating income. Earnings per share (EPS) in the first half of 2010 were Ps. 2.50 (Ps. 24.98 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

July 23, 2010	Page 7

CONFERENCE CALL INFORMATION

Our second-quarter 2010 Conference Call will be held on: July 23, 2010, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com If you are unable to participate live, an instant replay of the conference call will be available through July 30, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 23786500.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

July 23, 2010	Page 8

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	633.8		607.0		4.4%	1,223.2		1,161.2		5.3%
Average price per unit case (2)	38.41		38.58		-0.4%	38.83		38.61		0.5%
Net revenues	25,092		24,033		4.4%	49,000		46,062		6.4%
Other operating revenues	85		151		-43.7%	205		277		-26.0%
Total revenues	25,177	100%	24,184	100%	4.1%	49,205	100%	46,339	100%	6.2%
Cost of goods sold	13,522	53.7%	12,757	52.7%	6.0%	26,650	54.2%	24,631	53.2%	8.2%
Gross profit	11,655	46.3%	11,427	47.3%	2.0%	22,555	45.8%	21,708	46.8%	3.9%
Operating expenses	7,567	30.1%	7,750	32.0%	-2.4%	14,889	30.3%	14,769	31.9%	0.8%
Operating income	4,088	16.2%	3,677	15.2%	11.2%	7,666	15.6%	6,939	15.0%	10.5%
Other expenses, net	248		453		-45.3%	417		787		-47.0%
Interest expense	420		405		3.7%	794		1,033		-23.1%
Interest income	71		50		42.0%	155		121		28.1%
Interest expense, net	349		355		-1.7%	639		912		-29.9%
Foreign exchange loss (gain)	94		(68)		-238.2%	285		304		-6.3%
Gain on monetary position in Inflationary subsidiries	(105)		(109)		-3.7%	(258)		(193)		33.7%
Market value loss (gain) on ineffective portion of derivative instruments	26		(201)		-112.9%	(108)		(110)		-1.8%
Comprehensive financing result	364		(23)		-1682.6%	558		913		-38.9%
Income before taxes	3,476		3,247		7.1%	6,691		5,239		27.7%
Income taxes	896		972		-7.8%	1,856		1,586		17.0%
Consolidated net income	2,580		2,275		13.4%	4,835		3,653		32.4%
Net controlling interest income	2,480	9.9%	2,161	8.9%	14.8%	4,613	9.4%	3,499	7.6%	31.8%
Net non-controlling interest income	100		114		-12.3%	222		154		44.2%
Operating income	4,088	16.2%	3,677	15.2%	11.2%	7,666	15.6%	6,939	15.0%	10.5%
Depreciation	645		717		-10.0%	1,294		1,414		-8.5%
Amortization and other operative non-cash charges	290		155		87.1%	611		411		48.7%
EBITDA (3)	5,023	20.0%	4,549	18.8%	10.4%	9,571	19.5%	8,764	18.9%	9.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

July 23, 2010	Page 9

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Jun 10		Dec 09
Current Assets
Cash, cash equivalents and marketable securities	Ps.	9,382	Ps.	9,954
Total accounts receivable		4,118		5,931
Inventories		5,025		5,002
Other current assets		2,273		2,752
Total current assets		20,798		23,639
Property, plant and equipment
Property, plant and equipment		54,469		58,640
Accumulated depreciation		(24,824)		(27,397)
Total property, plant and equipment, net		29,645		31,243
Other non-current assets		54,189		55,779
Total Assets	Ps.	104,632	Ps.	110,661

Liabilities and Sharekholders' Equity		Jun 10		Dec 09
Current Liabilities
Short-term bank loans and notes	Ps.	1,298	Ps.	5,427
Suppliers		8,492		9,368
Other current liabilities		5,766		8,653
Total Current Liabilities		15,556		23,448
Long-term bank loans		14,524		10,498
Other long-term liabilities		7,062		8,243
Total Liabilities		37,142		42,189
Shareholders' Equity
Non-controlling interest		2,233		2,296
Total controlling interest		65,257		66,176
Total shareholders' equity		67,490		68,472
Liabilities and Sharekholders' Equity	Ps.	104,632	Ps.	110,661

July 23, 2010	Page 10

Mexico Division
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	343.1		329.2		4.2%	614.4		601.6		2.1%
Average price per unit case	31.01		29.42		5.4%	30.81		29.58		4.2%
Net revenues	10,640		9,684		9.9%	18,928		17,794		6.4%
Other operating revenues	13		65		-80.0%	30		95		-68.4%
Total revenues	10,653	100.0%	9,749	100.0%	9.3%	18,958	100.0%	17,889	100.0%	6.0%
Cost of goods sold	5,381	50.5%	4,861	49.9%	10.7%	9,682	51.1%	8,925	49.9%	8.5%
Gross profit	5,272	49.5%	4,888	50.1%	7.9%	9,276	48.9%	8,964	50.1%	3.5%
Operating expenses	3,312	31.1%	2,986	30.6%	10.9%	6,204	32.7%	5,729	32.0%	8.3%
Operating income	1,960	18.4%	1,902	19.5%	3.0%	3,072	16.2%	3,235	18.1%	-5.0%
Depreciation, amortization & other operative non-cash charges	441	4.1%	382	3.9%	15.4%	896	4.7%	814	4.6%	10.1%
EBITDA (2)	2,401	22.5%	2,284	23.4%	5.1%	3,968	20.9%	4,049	22.6%	-2.0%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	143.5		142.4		0.8%	296.7		275.1		7.9%
Average price per unit Case	51.25		60.84		-15.8%	50.96		59.92		-14.9%
Net revenues	7,354		8,663		-15.1%	15,121		16,484		-8.3%
Other operating revenues	13		3		333.3%	20		2		900.0%
Total revenues	7,367	100.0%	8,666	100.0%	-15.0%	15,141	100.0%	16,486	100.0%	-8.2%
Cost of goods sold	3,944	53.5%	4,575	52.8%	-13.8%	8,169	54.0%	8,827	53.5%	-7.5%
Gross profit	3,423	46.5%	4,091	47.2%	-16.3%	6,972	46.0%	7,659	46.5%	-9.0%
Operating expenses	2,190	29.7%	3,055	35.3%	-28.3%	4,453	29.4%	5,604	34.0%	-20.5%
Operating income	1,233	16.7%	1,036	12.0%	19.0%	2,519	16.6%	2,055	12.5%	22.6%
Depreciation, amortization & other operative non-cash charges	323	4.4%	306	3.5%	5.6%	660	4.4%	624	3.8%	5.8%
EBITDA (2)	1,556	21.1%	1,342	15.5%	15.9%	3,179	21.0%	2,679	16.3%	18.7%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2009, we integrated Brisa in the operations of Colombia.

July 23, 2010	Page 11

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	147.2		135.4		8.7%	312.1		284.5		9.7%
Average price per unit case (2)	43.15		37.46		15.2%	43.07		37.12		16.0%
Net revenues	7,098		5,686		24.8%	14,951		11,784		26.9%
Other operating revenues	59		83		-28.9%	155		180		-13.9%
Total revenues	7,157	100.0%	5,769	100.0%	24.1%	15,106	100.0%	11,964	100.0%	26.3%
Cost of goods sold	4,197	58.6%	3,321	57.6%	26.4%	8,799	58.2%	6,879	57.5%	27.9%
Gross profit	2,960	41.4%	2,448	42.4%	20.9%	6,307	41.8%	5,085	42.5%	24.0%
Operating expenses	2,065	28.9%	1,709	29.6%	20.8%	4,232	28.0%	3,436	28.7%	23.2%
Operating income	895	12.5%	739	12.8%	21.1%	2,075	13.7%	1,649	13.8%	25.8%
Depreciation, Amortization & Other operative non-cash charges	171	2.4%	184	3.2%	-7.1%	349	2.3%	387	3.2%	-9.8%
EBITDA (3)	1,066	14.9%	923	16.0%	15.5%	2,424	16.0%	2,036	17.0%	19.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

July 23, 2010	Page 12

SELECTED INFORMATION

For the three months ended June 30, 2010 and 2009

Expressed in millions of Mexican pesos.

	2Q 10		2Q 09
Capex	1,742.2	Capex	1,041.3
Depreciation	645.0	Depreciation	717.0
Amortization & Other non-cash charges	290.0	Amortization & Other non-cash charges	155.0

VOLUME
Expressed in million unit cases

	2Q 10					2Q 09
	Sparkling	Water(1)	Bulk Water (2)	Still(3)	Total	Sparkling	Water(1)	Bulk Water (2)	Still(3)	Total
Mexico	248.9	16.0	59.6	18.6	343.1	237.2	15.2	60.1	16.7	329.2
Central America	29.5	1.4	0.1	3.1	34.1	30.0	1.4	0.1	2.9	34.4
Colombia	41.7	5.5	7.1	4.3	58.6	41.3	3.7	3.7	4.4	53.1
Venezuela	46.2	2.9	0.5	1.2	50.8	50.6	2.3	0.6	1.4	54.9
Latincentro	117.4	9.8	7.7	8.6	143.5	121.9	7.4	4.4	8.7	142.4
Brazil	96.9	4.3	0.4	3.9	105.6	85.9	4.0	0.5	2.7	93.1
Argentina	38.0	0.3	0.2	3.1	41.6	39.2	0.4	0.1	2.6	42.3
Mercosur	134.9	4.6	0.6	7.0	147.2	125.1	4.4	0.6	5.3	135.4
Total	501.2	30.4	67.9	34.3	633.8	484.2	27.0	65.1	30.7	607.0

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
 (3) Still Beverages include flavored water

  The Brisa water business was first included in our operations on June 1, 2009. The volume registered by this business in the months of April 2010 and May 2010 was 7.4 million unit cases and is presented separately in this note for comparison purposes. This volume is included in the results of Colombia, the Latincentro division, and Consolidated for the second quarter of 2010.
SELECTED INFORMATION

For the six months ended June 30, 2010 and 2009

Expressed in millions of Mexican pesos.

	YTD 10		YTD 09
Capex	2,706.4	Capex	1,742.6
Depreciation	1,294.0	Depreciation	1,414.0
Amortization & Other non-cash charges	611.0	Amortization & Other non-cash charges	411.0

VOLUME
Expressed in million unit cases

	YTD 10					YTD 09
	Sparkling	Water(1)	Bulk Water (2)	Still(3)	Total	Sparkling	Water(1)	Bulk Water (2)	Still(3)	Total
Mexico	448.7	27.0	104.9	33.8	614.4	433.3	27.3	110.0	31.0	601.6
Central America	59.4	3.1	0.2	6.0	68.7	57.0	2.8	0.2	5.3	65.3
Colombia	86.9	12.4	14.9	8.8	123.0	81.7	6.0	6.0	8.0	101.7
Venezuela	95.8	5.9	0.9	2.4	105.0	99.5	4.3	1.3	3.0	108.1
Latincentro	242.1	21.4	16.0	17.2	296.7	238.2	13.1	7.5	16.3	275.1
Brazil	203.8	10.8	1.2	7.7	223.5	180.2	9.6	1.1	5.2	196.1
Argentina	80.2	0.6	0.5	7.3	88.6	82.1	0.8	0.3	5.2	88.4
Mercosur	284.0	11.4	1.7	15.0	312.1	262.3	10.4	1.4	10.4	284.5
Total	974.8	59.8	122.6	66.0	1,223.2	933.8	50.8	118.9	57.7	1,161.2

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
 (3) Still Beverages include flavored water

  The Brisa water business was first included in our operations on June 1, 2009. The volume registered by this business in the months of January 2010 through May 2010 was 19.9 million unit cases and is presented separately in this note for comparison purposes.
  This volume is included in the results of Colombia, the Latincentro division, and Consolidated for the first half of 2010.

July 23, 2010	Page 13

June 2010 Macroeconomic Information

	Inflation (1)
	LTM	2Q 2010	YTD

Mexico	3.69%	-0.98%	1.40%
Colombia	2.24%	0.67%	2.46%
Venezuela	31.31%	9.93%	16.30%
Brazil	4.76%	1.05%	3.38%
Argentina	11.01%	2.33%	5.88%

                                                                                                                                                                (1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 10	2Q 09	Δ%	YTD 10	YTD 09	Δ%

Mexico	12.5543	13.3578	-6.0%	12.6770	13.8601	-8.5%
Guatemala	8.0033	8.1084	-1.3%	8.0944	8.0314	0.8%
Nicaragua	21.2230	20.2123	5.0%	21.0954	20.0908	5.0%
Costa Rica	531.5654	578.2538	-8.1%	544.2584	572.3585	-4.9%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,949.2961	2,230.4619	-12.6%	1,948.6718	2,321.1452	-16.0%
Venezuela	4.3000	2.1500	100.0%	4.2307	2.1500	96.8%
Brazil	1.7921	2.0748	-13.6%	1.7973	2.1931	-18.0%
Argentina	3.9015	3.7287	4.6%	3.8703	3.6359	6.4%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Jun 10	Jun 09	Δ%

Mexico	12.6567	13.2023	-4.1%
Guatemala	8.0314	8.1493	-1.4%
Nicaragua	21.3509	20.3342	5.0%
Costa Rica	540.2400	579.9100	-6.8%
Panama	1.0000	1.0000	0.0%
Colombia	1,916.4600	2,158.6700	-11.2%
Venezuela	4.3000	2.1500	100.0%
Brazil	1.8015	1.9516	-7.7%
Argentina	3.9310	3.7970	3.5%

July 23, 2010	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: July 23, 2010	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer